Exhibit 11

MILL ROAD CAPITAL

March 6, 2009

Board of Directors

Attn: Mark Zesbaugh

Kona Grill, Inc.

7150 East Camelback Road

Suite 220

Scottsdale, AZ 85251

Dear Mark:

As a very large public shareholder in Kona Grill, I firmly believe that if insiders want to disregard the interests of outside public shareholders and operate the Company as if it were private, they should make an offer to all shareholders and take the Company private. If they choose not to do so, it is up to the Board to protect the collective interests of all outside shareholders against insider dominated, related party transactions.

Mill Road believes that the Board failed in its fiduciary obligations in December when it offered to sell shares to the Chairman’s father at concessionary prices in a non-competitive process. We believe this failure continues today as the Board finalizes another unfair and skewed process that will result in the Chairman’s father once again financing the Company in a manner that will grant him a considerable number of shares at a similarly discounted price.

In my letter addressed to you on February 20, 2009 and our subsequent meeting on February 26, 2009, I cited a continuing pattern of misrepresentations, irregularities and fiduciary breaches in the Company’s fundraising process. In both that letter and the follow-up meeting, I explicitly noted that the Company’s Chairman and CEO, Marcus Jundt, had told me on December 17, 2008 that his goal in this fundraising was to manage a “non-competitive process in which he and related parties could inject cheap and highly dilutive capital in the Company.” I further communicated a grave concern that the fundraising process was being structured to achieve these stated objectives.

Since our meeting, I have uncovered further irregularities in the fundraising process and I have also noted that the Company has steadfastly refused to take any action to address the fiduciary breaches that I communicated to you. The list of fiduciary breaches is both long and unconscionable. In my February 20th letter, I outlined eight material breaches associated with the Company’s December fundraising process. Since then, I note that our investigations have indicated that the Company has:

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Allowed Marcus Jundt to play a continuing role in the fundraising process and permitted him to speak to potential investors and outline the terms and timing of the fundraising, despite his vested interest in ensuring that related parties (his father, James Jundt and his friend and business partner, Richard Hauser) will lead the financing;

Two Sound View Drive, Suite 300 — Greenwich, CT 06830 — (203) 987-3500

•	Failed to hire independent counsel to advise the Special Committee and refused to allow an independent investment bank to guide the process;

•	Neglected to follow-up with investors who previously solicited an interest in financing the Company;

•	Selectively offered different terms and sent different term sheets to different investors;

•	Failed to solicit at least one sizeable shareholder who was a known adversary of the Jundt family;

•

And finally, as the share price declined and the financing became more dilutive, the Company withdrew all reasonable protections from potential note-holders, thus ensuring that only friends and related party insiders could comfortably participate in the financing.

Given this pattern of irregularities and fiduciary breaches, we have no confidence in the fairness of the fundraising process and believe that the Company is continuing to show little or no fiduciary regard for the best interests of non-related party shareholders. As such, we continue to have no interest in participating in this skewed fundraising process.

We note with no surprise that the Company’s supposed “fair process” has yielded a result consistent with Marcus Jundt’s stated intention: insiders (James Jundt and Richard Hauser) are providing over 90 percent of the financing with James Jundt “coincidentally” providing the exact same sum that he intended to provide in the earlier non-competitive process.

Mill Road, as a stockholder of Kona Grill, formally demands that the Board of Directors cease pursuing the unfair and skewed financing process currently underway and implement a new, fair process run by independent advisors designed to produce the best financial terms for the Company.

I reiterate once more that if any fundraising is closed as a result of this obviously skewed process, Mill Road reserves the right to pursue any and all remedies against the Company and personally against its management and Board of Directors.

Once again, and in the very strongest terms, I urge you not to put the Company at further risk by finalizing this ill-conceived, shareholder unfriendly, insider dominated financing.

Sincerely,

/s/ Thomas E. Lynch
Thomas Lynch
Senior Managing Director
Mill Road Capital L.P.